CUSIP NO. 357365105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

FREMONT MICHIGAN INSURACORP, INC.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

357365105
(CUSIP Number)

Sardar Biglari
c/o The Steak n Shake Company
500 Century Building
36 South Pennsylvania Street
Indianapolis, IN  46204
(317) 656-4570
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2009
(Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁪.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 357365105

1	NAME OF REPORTING PERSON THE STEAK N SHAKE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⁪ (b) ⁪
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ⁪
6	CITIZENSHIP OF PLACE OF ORGANIZATION INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 172,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ⁪ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

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CUSIP NO. 357365105

             The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

       This Schedule 13D relates to shares of the Class A Common Stock, no par value per share (the “Shares”), of Fremont Michigan InsuraCorp, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 933 East Main Street, Fremont, Michigan, 49412.

Item 2.  Identity and Background.

       (a)-(c)     This Schedule 13D is filed by The Steak n Shake Company, an Indiana corporation (the “Reporting Person”).

 The principal business address of the Reporting Person is 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana, 46204.  The principal business of the Reporting Person is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.

 Set forth in Schedule A annexed hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Reporting Person’s directors and executive officers as of the date hereof.

 (d)          The Reporting Person has not, and no person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)          The Reporting Person has not, and no person listed on Schedule A annexed hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)           The Reporting Person is an Indiana corporation.  Each person listed on Schedule A annexed hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

             The aggregate purchase price of the Shares owned by the Reporting Person was approximately $3,541,620.37.  The shares owned by the Reporting Person were acquired with working capital.

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CUSIP NO. 357365105

Item 4.  Purpose of Transaction.

             The Reporting Person acquired the Shares for investment purposes.  The Reporting Person intends to evaluate its investment in the Shares on a continual basis and may, from time to time, communicate with the Issuer’s management, members of the Issuer’s board of directors, and other stockholders of the Issuer concerning, inter alia, ownership structure as well as strategic, operational, and governance issues.

       The Reporting Person may, from time to time, acquire additional Shares, dispose of the Shares or formulate and communicate to the board of directors of the Issuer other plans or proposals regarding the Issuer or the Shares, to the extent deemed advisable in light of its general investment policies, market conditions or other factors.

       The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 1,744,473 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on August 13, 2009.

 As of the close of business on October 23, 2009, the Reporting Person beneficially owned 172,500 Shares constituting approximately 9.9% of the Shares outstanding.

 (b)          The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

 (c)          Set forth on Schedule B annexed hereto is a listing of the Reporting Person’s transactions in the Shares during the past 60 days, all of which were open market purchases.

 (d)          No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

 (e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

       Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009	THE STEAK N SHAKE COMPANY

By:	/s/ Sardar Biglari
Name: Sardar Biglari
Title: Chairman and Chief Executive Officer

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CUSIP NO. 357365105

SCHEDULE A

Directors and Executive Officers of The Steak n Shake Company

Name and Position	Present Occupation	Principal Business Address
Sardar Biglari Chairman of the Board, President and Chief Executive Officer	Chairman and Chief Executive Officer of The Steak n Shake Company, Western Sizzlin Corporation and Biglari Capital Corp., the general partner to The Lion Fund, L.P., a private investment fund	c/o The Steak n Shake Company 500 Century Building 36 South Pennsylvania Street Indianapolis, IN 46204

Philip L. Cooley Ph.D. Vice Chairman of the Board of Directors	Prassel Distinguished Professor of Business as Trinity University in San Antonio Texas	c/o Trinity University One Trinity Place San Antonio, TX 78216

John W. Ryan Director	Private Investor Director of The Steak n Shake Company	c/o The Steak n Shake Company 500 Century Building 36 South Pennsylvania Street Indianapolis, IN 46204

Ruth J. Person Director	Chancellor and Professor of Management, University of Michigan – Flint	303 E. Kearsley Street 221 University Pavilion Flint, MI 48502

William Regan Director	Private Investor and Director of The Steak n Shake Company	c/o The Steak n Shake Company 500 Century Building 36 South Pennsylvania Street Indianapolis, IN 46204

Duane Geiger Vice President, Interim Chief Financial Officer and Controller	Vice President, Interim Chief Financial Officer and Controller of The Steak n Shake Company	c/o The Steak n Shake Company 500 Century Building 36 South Pennsylvania Street Indianapolis, IN 46204

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CUSIP NO. 357365105

SCHEDULE B

Date	Quantity in Shares	Price ($)
08-28-09	400	18.8250
08-31-09	900	18.3833
09-01-09	4,000	18.1138
09-03-09	24	17.5000
09-10-09	500	18.5600
09-11-09	500	18.5600
09-15-09	4,086	18.9451
09-17-09	7,365	19.2253
09-18-09	3,225	19.8650
09-21-09	500	20.0600
09-23-09	2,178	20.1790
09-24-09	500	20.4800
09-28-09	2,853	20.5200
09-29-09	515	20.5583
09-30-09	1,006	20.2542
10-01-09	200	20.6500
10-02-09	15,217	19.9974
10-06-09	41,400	20.9700
10-15-09	55,106	20.7836
10-19-09	29,525	20.8589
10-20-09	2,500	20.6200